Exhibit 99.7

ADVISORY AGREEMENT

This Advisory Agreement (this “Agreement”) is made and entered into as of                                 , 200      by and between Meteor Holding Corporation, a Delaware corporation (the “Company”) and Francisco Partners Management, LLC (“Advisor”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Stockholders Agreement by and between the Company, FP-Metrologic, LLC and certain other persons named therein dated as of                               , 200     (as the same may be amended from time to time).

WHEREAS, the Company desires to retain Advisor and Advisor desires to perform for the Company and/or its subsidiaries certain services;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.             Term.  (a) This Agreement shall be in effect for an initial term of ten (10) years commencing on the date hereof (the “Term”), and shall be automatically extended thereafter on a year-to-year basis unless either the Company or Advisor provides written notice of its desire to terminate this Agreement to the other party 90 days prior to the expiration of the Term or any extension thereof; provided, however, that (i) this Agreement will automatically terminate at such time as Advisor and its Affiliates (together with its and their Permitted Transferees), taken together, do not constitute a Five Percent Stockholder, at which time the Company’s obligation to pay Advisory Fees (other than Advisory Fees (including Deferred Payments) then due and owing but not yet paid by the Company), shall terminate, and (ii) except as provided in Section l(b), the Company may terminate its obligation to pay Advisory Fees (other than Advisory Fees (including Deferred Payments) then due and owing but not yet paid by the Company), and correspondingly, Advisor’s obligations under Section 2, at the Company’s option, upon or concurrently with the Company’s Initial Public Offering, by providing Advisor not less than ten (10) days prior written notice (an “Early Termination”).  In the event of an Early Termination pursuant to clause (ii) of the foregoing proviso, the Company shall pay to Advisor an amount equal to the Termination Fee.

(b)           As used herein, the “Termination Fee” means the net present value of all Advisory Fees that would have been payable from the Company to Advisor from the effective date of the Early Termination through the end of the Term, assuming that an Early Termination had not occurred.  Any calculation of net present value done in connection with the payment of the Termination Fee shall be calculated by the board of directors of the Company in good faith.

2.             Services.  Advisor shall perform or cause to be performed such services for the Company and/or its subsidiaries as directed by the Company’s board of directors, which may include, without limitation, the following:

(a)           executive and management services;

(b)           identification, support and analysis of acquisitions and dispositions by the Company or its subsidiaries;

(c)           support and analysis of financing alternatives, including, without limitation, in connection with acquisitions, capital expenditures and refinancing of existing indebtedness;

(d)           finance functions, including assistance in the preparation of financial projections, and monitoring of compliance with financing agreements;

(e)           human resource functions, including searching and hiring of executives; and

(f)            other services for the Company or its subsidiaries upon which the Company’s board of directors and Advisor agree.

Notwithstanding any provision in this Agreement to the contrary, each of the parties hereto acknowledges and agrees that there are no minimum levels of services required to be provided to the Company pursuant to this Agreement.

3.             Advisory Fee.  (a) Subject to the terms and conditions herein, the Company shall pay the Advisor and/or its designee a quarterly advisory fee (the “Advisory Fee”) equal to the greater of (i) $375,000 or (ii) 0.1625% of the annual consolidated revenue of the Company and its subsidiaries (determined on a trailing twelve month basis ending on the last day of the calendar quarter immediately preceding the Quarterly Payment Date (the “Measurement Date”), plus the reasonable and documented out-of-pocket fees and expenses of the Advisor and/or its Affiliates (including without limitation, costs of travel and fees and expenses of counsel, accountants and consultants).  The Advisory Fee shall be payable in advance (the “Quarterly Payments”) on                           30,                           30,                           30, and                           30 of each year (each a “Quarterly Payment Date”), beginning on                           30, 200     .

(b)           Collection of Fee.  The decision whether to collect any Quarterly Payment in a given quarter or whether to defer any Quarterly Payment shall be in the Advisor’s sole discretion; provided, however, that notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to make any Quarterly Payment to the Advisor to the extent the making of such payment (a “Deferred Payment”) would not be in compliance with the terms and conditions of the Loan Agreement; provided, further, that the Company shall be obligated to make any such Deferred Payment at such time as such payment is permitted to be made under the terms of the Loan Agreement.  The Advisor’s decision not to collect or to defer the collection of a Quarterly Payment in any given quarter shall not be construed to be a waiver of the Advisor’s right to collect any Quarterly Payment in any future quarter.  For purposes hereof, “Loan Agreement” means                          .

(c)           Fee Calculation.  All fees and expenses described in this paragraph 3 incurred from and after the date hereof shall be payable to the Advisor or its designees on a quarterly basis simultaneously with the Quarterly Payments.

(d)           Payment Instructions.  All payments to the Advisor shall be made via wire transfer in accordance with the following instructions, or as otherwise instructed by the Advisor in writing, beginning 30 days after the Company’s receipt of such instructions:

Credit:

Bank Name:

Bank Address:

Account Number:

ABA Routing Number:

Reference:

4.             Transaction Fees.  The Company hereby agrees to pay to Advisor or its designee upon the consummation of the Merger a fee (the “Transaction Fee”) for services rendered in connection with the structuring of the financing for the transactions contemplated by the Merger Agreement and certain other management services in an amount equal to Twelve Million Dollars ($12,000,000), plus reasonable and documented out-of-pocket expenses.  The Transaction Fee shall be payable to Advisor or its designees by wire transfer to an account designated in writing by the Advisor.  For purposes hereof, “Merger Agreement” means that certain Agreement and Plan of Merger, dated September 12, 2006 (as the same may be amended from time to time) by and between the Company, Meter Merger Corporation, a New Jersey corporation and wholly owned subsidiary of the Company, and Metrologic Instruments, Inc., a New Jersey corporation.

5.             Personnel.  Advisor shall provide and devote to the performance of this Agreement such partners, employees and agents of Advisor as Advisor shall deem appropriate to the furnishing of the services required.

6.             Liability.  Neither Advisor nor any other Indemnitee (as defined in Section 7 below) shall be liable to the Company or any of its subsidiaries or affiliates for any loss, liability, damage or expense arising out of or in connection with the performance of services contemplated by this Agreement, unless such loss, liability, damage or expense shall be proven to result directly from gross negligence, willful misconduct or bad faith on the part of an Indemnitee acting within the scope of such person’s employment or authority.  Advisor makes no representations or warranties, express or implied, in respect of the services to be provided by Advisor or any of the other Indemnitees.  Except as Advisor may otherwise agree in writing after the date hereof (i) Advisor shall have the right to, and shall have no duty (contractual or otherwise) not to, directly or indirectly: (A) engage in the same or similar business activities or lines of business as the Company or any of its subsidiaries, including those competing with the Company or any of its subsidiaries and (B) do business with any client or customer of the Company or any of its subsidiaries; (ii) neither Advisor nor any officer, director, employee, partner, affiliate or associated entity thereof shall be liable to the Company or any of its subsidiaries or affiliates for breach of any duty (contractual or otherwise) by reason of any such activities of or of such person’s participation therein; and (iii) in the event that Advisor acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Company or any of its subsidiaries, on the one hand, and Advisor, on the other hand, or any other person, Advisor shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or any of its subsidiaries and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to the Company or any of its subsidiaries for breach of any duty (contractual or otherwise) by reasons of the fact that Advisor directly or indirectly pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Company or any of its subsidiaries.  In no event will any of the parties hereto be liable to any other party hereto for any indirect, special, incidental or consequential damages, including lost profits or savings, whether or not such damages are foreseeable, or in respect of any liabilities relating to any third party claims (whether based in contract, tort or otherwise) other than the Claims (as defined in Section 7 below) relating to the service to be provided by Advisor hereunder.

7.             Indemnity.  Each of the Company and its subsidiaries shall defend, indemnify and hold harmless each of Advisor, its affiliates, members, partners, employees and agents (collectively, the “Indemnitees”) from and against any and all loss, liability, damage or expenses arising from any claim by any person with respect to, or in any way related to, the performance of services contemplated by this Agreement (including attorneys’ fees) (collectively, “Claims”) resulting from any act or omission of any of the Indemnitees, other than for Claims which shall be proven to be the direct result of gross negligence, bad faith or willful misconduct by an Indemnitee.  Each of the Company and its subsidiaries shall defend at its own cost and expense any and all suits or actions (just or unjust) which may be brought against the Company, any of its subsidiaries or any of the Indemnitees or in which any of the Indemnitees may be impleaded with others upon any Claims, or upon any matter, directly or indirectly, related to or arising out of this Agreement or the performance hereof by any of the Indemnitees, except that if such damage shall be proven to be the direct result of gross negligence, bad faith or willful misconduct by an Indemnitee, then Advisor shall reimburse the Company and its subsidiaries for the costs of defense and other costs incurred by the Company and its subsidiaries.

8.             Notices.  All notices hereunder shall be in writing and shall be delivered personally or mailed by United States mail, postage prepaid, addressed to the parties as follows:

To the Company:

Meteor Holding Corporation

c/o Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ 08012
Attention: Chief Executive Officer

Facsimile: 856-       -

To Advisor:

Francisco Partners Management, LLC

c/o Francisco Partners, L.P.

2882 Sand Hill Road

Suite 280

Menlo Park, CA 94025

Attention: Dipanjan Deb

Facsimile: 650-233-2999

9.             Assignment.  The Company may not assign any of its obligations hereunder to any other party without the prior written consent of Advisor (which consent shall not be unreasonably withheld), and Advisor may not assign any Advisor obligations hereunder to any other party without the prior written consent of the Company (which consent shall not be unreasonably withheld); provided that Advisor may, without the consent of the Company, assign its rights and obligations under this Agreement to any of its Affiliate(s) and to any Person(s) to whom Advisor transfers Company Securities.

10.           Successors.  This Agreement and all the obligations and benefits hereunder shall inure to the successors and assigns of the parties.

11.           Counterparts.  This Agreement may be executed and delivered by each party hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute but one and the same agreement.

12.           Entire Agreement; Modification; Governing Law.  The terms and conditions hereof constitute the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supersede all previous communications, either oral or written, representations or warranties of any kind whatsoever, except as expressly set forth herein.  No modifications of this Agreement nor waiver of the terms or conditions thereof shall be binding upon either party unless approved in writing by an authorized representative of such party.  All issues concerning this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.

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IN WITNESS WHEREOF, the parties have executed this Advisory Agreement as of the date first written above.

METEOR HOLDING CORPORATION

By:
Name:
Title:

FRANCISCO PARTNERS MANAGEMENT, LLC

By:
Name:
Title: